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                             May 2, 2024

       Graham Tuckwell
       Founder and Executive Chairman
       ETFS Capital Limited
       15 Rathbone Place
       London W1T 1HU
       United Kingdom

                                                        Re: ETFS Capital
Limited
                                                            WisdomTree, Inc.
                                                            PRRN14A filed April
30, 2024 by ETFS Capital Limited and Graham Tuckwell
                                                            File No. 001-10932

       Dear Graham Tuckwell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PRRN14A filed April 30, 2024

       Background to the Solicitation, page 6

   1. We have reviewed your response to prior comment 3 and do not agree with your analysis or conclusion. We
believe that the press release and letter to stockholders constituted a solicitation and should
have been filed under cover of Schedule 14A.
       General

   2. We have reviewed your response to prior comment 17. While we do not necessarily agree with your analysis or
conclusion, we have no further comment at this time.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Graham Tuckwell
ETFS Capital Limited
May 2, 2024
Page 2

      Please direct any questions to Laura McKenzie at 202-551-4568, Christina Chalk at 202-
551-3263, or David Plattner at 202-551-8094.



FirstName LastNameGraham Tuckwell                        Sincerely,
Comapany NameETFS Capital Limited
                                                         Division of
Corporation Finance
May 2, 2024 Page 2                                       Office of Mergers &
Acquisitions
FirstName LastName